EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended	Years Ended
	June 29,	December 29,	December 31,	January 1,	January 2,	December 27,
	2013	2012	2011	2011	2010	2008
Earnings available for fixed charges:
Income before taxes	$137.5	$269.9	$226.3	$220.7	$137.9	$199.3
Interest expense	21.3	44.5	31.1	19.6	23.3	32.6
Estimated interest component of rental expense	6.8	12.2	10.7	6.6	6.3	5.3
Total earnings available for fixed charges	$165.6	$326.6	$268.1	$246.9	$167.5	$237.2

Fixed charges:
Interest expense	$21.3	$44.5	$31.1	$19.6	$23.3	$32.6
Estimated interest component of rental expense	6.8	12.2	10.7	6.6	6.3	5.3
Total fixed charges	$28.1	$56.7	$41.8	$26.2	$29.6	$37.9
Ratio of earnings to fixed charges	5.9	5.6	6.4	9.4	5.7	6.3